

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 6, 2008

Mr. Carl R. Jonsson
Chief Financial Officer
Acrex Ventrues Ltd.
1400-570 Granville Street
Vancouver, B.C. Canada V6C 3P1

>   **Re: Acrex Ventures Ltd.**
>   **Form 20-F for the Year Ended December 31, 2007**
>   **Filed May 7, 2008**
>   **File No. 000-50031**

Dear Mr. Jonsson:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief